SABINE PASS LIQUEFACTION, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

June 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4628

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Registration Statement on Form S-4 (No. 333-218646) of Sabine Pass Liquefaction, LLC

Ladies and Gentlemen:

On behalf of Sabine Pass Liquefaction, LLC, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 3:00 p.m., Washington, D.C. time, on June 19, 2017, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

SABINE PASS LIQUEFACTION, LLC

By:	/s/ Michael J. Wortley
	Name:	Michael J. Wortley
	Title:	Chief Financial Officer